                         INFORMATION STATEMENT
                   PURSUANT TO RULE 14(f)1 UNDER THE
                    SECURITIES EXCHANGE ACT OF 1934

                      THE SOUTHSHORE CORPORATION
                      SEC File Number:  0-19949
                       Date:  January 11, 2000


BACKGROUND

     The Southshore Corporation ("Southshore") on December 20, 1999 entered into an agreement and plan of merger ("Agreement") whereby a wholly-owned subsidiary of Southshore would be merged with RV Holiday.Com, Inc. ("RV Holiday") and 5.5 million shares of Southshore common stock would be issued to shareholders of RV Holiday. RV Holiday is a recently formed company, based in Colorado Springs, Colorado, engaged in a business to develop an Internet portal site for RV enthusiasts and to acquire RV dealerships. Assuming the merger transaction is accomplished, Southshore will have 8,110,470 shares outstanding; thus, the shares of common stock of Southshore to be issued would represent approximately 67.8% of the outstanding shares of common stock. Pursuant to the Agreement, at a closing to occur prior to January 31, 2000, the current directors of Southshore are to appoint as new directors of Southshore three individuals designated by RV Holiday and thereupon the current directors are to resign. Following is information concerning the proposed change in directors of Southshore:

NEW DIRECTORS DESIGNATED BY RV HOLDINGS.COM, INC.

     Dr. Robert A. Scott, age 60, has been President, Chief Executive Officer and Professor of Sociology and Anthropology at Ramapo College of New Jersey since 1985. Ramapo is New Jersey's public liberal arts college, with graduate programs in business (including e-commerce), computer science, educational technology, and liberal studies; over 600 employees; a budget of $60 million; and a physical plant worth over $150 million. Prior to assuming the presidency of Ramapo in 1985, Dr. Scott was assistant commissioner of higher education in Indiana, held marketing and sales positions at Procter and Gamble, and served as a marketing consultant and advisor on mergers and acquisitions in the educational and publishing industries. Dr. Scott also is Chairman of the Board and Corporate Secretary of American Educational Products, Inc., a publicly traded company that manufacture and distributes supplementary instructional materials to both homes and schools. He also is a founding director of usacenter.com, Inc. and of edorm.com, Inc., internet service companies, and a member of the executive committee of Hackensack Univerity Medical Center, a health care complex with $600 million in annual revenues. He holds a Bachelor's Degree from Bucknell University and a PhD from Cornell Univerity.

     Dr. Wayne R. Kirschling, age 57, currently serves as President of Ontario Corporation, a closely held Indiana corporation with corporate headquarters in Muncie, Indiana. He also serves as Executive Vice President of Pyromet, a subsidiary of Ontario Corporation. Ontario engages in the manufacture and refurbishment of components used in jet engines; the manufacture and refurbishment of components used in semiconductor process equipment; provides metallurgical, chemical and environmental laboratory testing; develops software and systems for enterprises involved in collections and accounts receivable management; and is involved in the development of an industrial park. From 1978-1986, Dr. Kirschling served as Deputy Commissioner of Higher Education for the Indiana Commission for Higher Education located in Indianapolis, Indiana, where he was responsible for working with the Governor, the State Legislature and Indiana's public and private colleges on operating and capital budget requests, student aid funding, and approval of new institutions and new academic programs. From 1971-1978, he was Associate Director of the National Center for Higher Education Management Systems located in Boulder, Colorado, where he was responsible for working with public and private colleges throughout the U.S. to develop the implement new management techniques and for operating a visiting scholars program for scholars drawn from American and foreign universities, industry and government. Dr. Kirschling has served as a director of Leopold, a subsidiary of American Education Protection, Inc., since February, 1995. From 1964-1969, Dr. Kirschling served as an officer in the U.S. Air Force, including assignments with the Office of the Secretary of the Air Force in Washington, D.C. and at the U.S. Air Force Academy located in Colorado Springs, Colorado. He has taught at a number of colleges and universities, including the University of Colorado, Butler University, the University of Indianapolis and the U.S. Air Force Academy. He received his B.S. degree from the U.S. Air Force Academy, and M.S. in Industrial Engineering fro Stanford University and an M.B.A. and D.B.A. in Management Science from the University of Colorado.

     John Deufel, age 46, currently is President of RV Holiday and has occupied that position since August 1999, the inception of RV Holiday. During 1999 he worked in a sales capacity for Lazy Days RV Sales in the State of Florida. From October 1996 to November 1998, he developed and was General Manager and part owner of RV Boat Storage, one of the first full service indoor RV and boat storage facilities in the U.S. From 1990 to 1996 he was a real estate broker and principal of Remax Realtec, also in the State of Florida. From 1980 to 1990, Mr. Deufel was in various management capacities with Allstate Insurance Company where he supervised more than 400 employees. Mr. Deufel received a Bachelor of Arts degree in Business Administration from William Patterson University in 1979.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF SOUTHSHORE

     Set forth below are all directors and executive officers of Southshore. Officers serve at the pleasure of the Board of Directors.

     Kenneth M. Dalton, age 51. President of Southshore since October, 1993. Director of Southshore since March 16, 1992. President of Meridian Medical Corp., an Englewood, Colorado distributor of medical products (1985-March
1994). In March 1994 the assets of Meridian were sold to Lincare, Inc. of Clearwater, Florida, which provides medical home health care and supplies.

     Rod K. Barksdale, age 50. Vice President of Southshore since October, 1993. Director of Southshore since March 16, 1992. Employed as an administrator for Public Service Company of Colorado, Glenwood, Springs, Colorado (1977-Present). Mr. Barksdale receives no salary from Southshore and provides services on an as needed basis.

     Ren Berggren, age 50. Secretary of Southshore since October, 1993. Director of Southshore since March 16, 1992. Employed as Vice President of Vancol Industries, Inc., Denver, Colorado, a distributor of beverages (1988-Present). Controller of Worldwide Corporate Services, a Denver, Colorado company engaged in support services for automobile dealerships (1985-1988). Mr. Berggren receives no salary from Southshore and provides services on an as needed basis.

Key Personnel

     Eric Nelson is Southshore's principal accounting and financial officer. He has been employed by Southshore since 1994 and previously was employed in as controller with Meridian Medical Corp., Englewood, Colorado (1988-1994). He is a graduate of Colorado State University, with a degree in accounting.

Board of Directors Action

     During the year ended December 31, 1999, the Board of Directors did not meet but acted by unanimous consent on one occasion.

EXECUTIVE COMPENSATION

     The following tabular information includes all plan and non-plan compensation paid to Southshore's president and to all other executive officers whose total annual salary and bonus is $100,000 or more for the fiscal years indicated.

                            Summary Compensation
               Annual Compensation                     Long-Term Compensation
               -------------------                     ----------------------
                                            Awards                  Payouts
                                           ---------------       -------------
                                   Other
Name                              Annual    Restricted               All Other
and                               Compen-   Stock               LTIP   Compen-
Principal  Fiscal  Salary  Bonus  sation   Award(s)  Options/  Payouts  sation
Position    Year    ($)     ($)    ($)      ($)       SARs(#)    ($)      ($)
--------   -----   ------  -----  -----    --------  --------   ------  ------
Kenneth M.  1999   18,000  80,421  -0-       -0-      61,250     -0-      -0-
 Dalton     1998   18,000    -0-   -0-       -0-     shares a    -0-      -0-
 President  1997   18,000    -0-   -0-       -0-     $1.10 per   -0-      -0-
      <FN1>                                          share <FN2>
------------------------------
<FN1>     Mr. Dalton became President of Southshore in October, 1993.

<FN2>     Expired December 25, 1999.


     Since Southshore sold its water park property on April 21, 1999, Mr. Dalton has received nominal salary for his services, estimated as less than $10,000.

     Southshore's Board of Directors has no compensation, audit or nominating committees.

Director's Fees

     Southshore has authorized director's fees of $100 per meeting for each director who is not a salaried officer of Southshore; however no director's fees were paid during the year ended March 31, 1999, nor through December 28, 1999.

Incentive Stock Option Plan

     Effective January 7, 1991, Southshore adopted an Incentive Stock Option Plan (the "Plan"). The purpose of the Plan is to secure and retain key employees of Southshore. The Plan authorizes the granting of options to officers, directors and employees of Southshore to purchase 200,000 shares of Southshore's $.001 par value common stock subject to adjustment for various forms of recapitalization that may occur. No option may be granted after January 7, 2001, and the fair value of an option to each optionee cannot exceed $100,000 per year. An employee must have six months of continuous employment with Southshore before he or she may exercise an option granted under the Plan. The option exercise price may not be less than 100% of the fair market value of the shares at the time of the granting of such options except in the case of an option granted to a stockholder who owns 10% or more of Southshore's shares at the time of the grant in which case the option price must be at least 110% of the fair market value of the shares at the time of the grant of such option, and options must be exercised within five years after the date of grant. Options granted under the Plan are non-assignable and terminate three months after employment by the optionee ceases, except in the case of employment termination due to disability of the optionee, in which event the option expires twelve months from the date employment ceases. The Plan is to be administered by a committee selected by Southshore's Board of Directors.

     It may be expected that any option granted will be exercised only if it is advantageous to the option holder. It may also be expected that if any option granted is exercised, and the book value is below the exercise price, the book value of Southshore's stock held by Southshore's then shareholders will be minimally increased; however, the voting power of the then shareholders will be decreased. If the book value of the stock is above the exercise price, then exercise of the option will dilute the book value to other shareholders. One option for 61,250 shares exercisable at $1.10 per share was granted under Southshore's Incentive Stock Option Plan to Southshore's President. That option expired on December 25, 1999.

     Southshore has no other bonus, profit sharing, pension, retirement, stock option, stock purchase, deferred compensation or other incentive plans nor present plans with respect to these matters; however, it is possible that the Board of Directors will adopt such plans in the future.

CURRENT SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     Beneficial ownership of any person or persons means direct or indirect voting or investment power and does not include shares which may be acquired pursuant to warrants, stock options or similar rights. (See "Stock Options" below). The following table sets forth the name and business address of each officer and director and each person whose ownership of Southshore's common stock exceeds 5% based on 2,610,470 shares outstanding at December 20, 1999. No adjustment nor pro forma calculations are included which take into account the proposed issuance of 5.5 million shares of common stock of Southshore pursuant to the Agreement with RV Holiday.

     Name of                        Amount and Nature of       Percentage
     Beneficial Owner               Beneficial Ownership        of Class
     -----------------------        --------------------       -----------
     Kenneth M. Dalton<FN1><FN2>           624,436               23.9%
     26 Tamarade Drive
     Littleton, CO 80127

     Rod K. Barksdale                       88,007                3.3%
     2921 Sopris Avenue
     Glenwood Springs, CO  81601

     Ren Berggren<FN1><FN2><FN3>                 0                  0%
     1700 E. 68th Ave.
     Denver, CO 80229

     James F. Silliman, M.D.               192,142                7.4%
     7408 Greenbriar
     Dallas, TX 75225

     Keith A. Lowery                       150,176                5.6%
     7477 Singing Hills Drive
     Boulder, CO  80301

     Michael McCallum                      243,511                9.8%
     817 Colorado Avenue, #205
     Glenwood Springs, CO 81601

     Officers and Directors               768,609<FN4>           29.4%
     as a Group (5 Persons)
____________________

<FN1>     Directors of Southshore.

<FN2>     Officers of Southshore

<FN3>     Mr. Berggren is an officer, director and shareholder of Vancol
          Industries, Inc. which company owns 56,166 shares of common stock of Southshore. He disclaims personal beneficial ownership of the shares of common stock of Southshore owned by Vancol Industries, Inc.

<FN4>     For purposes hereof the shares held by Vancol Industries, Inc. are included in the calculation.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     In April, 1994, Southshore issued a $400,000 convertible promissory note to Mr. Dalton pursuant to an arrangement whereby Mr. Dalton personally obtain a $400,000 bank line of credit, the proceeds of which were made available to Southshore. Southshore paid the interest on the bank line of credit which is the bank's prime rate. The bank line of credit was secured by assets owned by the president. The note was convertible into up to 177,777 shares of common stock of Southshore at $2.25 per share. The balance on the note has been paid in full.

     Pursuant to the Agreement and Plan of Merger, certain shareholders of Southshore are to grant to persons designated by RV Holiday options to purchase in the aggregate of 500,000 shares of Southshore common stock at an exercise price of $.50 per share for a ninety day period commencing at closing on the Agreement.


(Registrant)                       THE SOUTHSHORE CORPORATION


BY(Signature)                      /s/Kenneth M. Dalton
(Date)                             January 11, 2000
(Name and Title)                   Kenneth M. Dalton, President